FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

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Paris, November 3, 2005

Press release

Sustained revenue growth at September 30, 2005

Revenues:	EUR 29.7 billion
Organic growth:	+ 6%
Total growth:	+ 8%

At September 30, 2005, SUEZ revenues, prepared according to IFRS, showed organic growth of +6.0%1. This performance confirms the Group’s strong growth dynamics, at the high end of its stated objectives (average organic growth rate for 2004-2006 between 4% and 7%). At September 30, 2005, revenues were EUR 29.7 billion (versus EUR 27.5 billion at September 30, 2004)2.

Organic revenue growth, to which all Group business lines made significant contributions, was generated by:

-	SUEZ Energy Europe (+EUR 392 million, +4.1%) thanks to increased wholesale electricity and natural gas sales (+EUR 218 million), to the expansion of Electrabel activities in France (+29%), Germany (+22%) and Italy (+19%). Distrigas also contributed +EUR 149 million (+13%).

-	SUEZ Energy International (EUR 517 million, +13.8%), which benefited from dynamic commercial activity. Electricity sales volumes rose, particularly in North America (+EUR 386 million), due to the success of direct sales to industrial and commercial customers and to the startup of new power plants. Sales in Latin America and in Asia/Middle East grew by EUR 79 million (+9.6%) and EUR 78 million (+9.6%) respectively;

-	SUEZ Energy Services (+EUR 441 million, +6.4%) mainly in France (+EUR 259 million), the Netherlands (+ EUR 70 million) and Italy (+EUR 50 million) ;

-	SUEZ Environment (+EUR 306 million) whose 4% organic growth rate was driven by Water in Europe (+EUR 103 million, +4.5%) and international activities (+EUR 127 million). Waste Services in Europe (+EUR 33 million, +1%) grew by 2% in France and 3.6% in the UK, while activity in Germany, where recovery is proceeding, was stable.

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Total revenues grew by 8%. The Group generates 89% of its revenues in Europe and North America, with 79% from the European continent alone.

Growth in total revenues (+EUR 2,201 million) breaks down as follows:

➢	organic growth (+EUR 1,656 million),

➢	impact of natural gas price increases (+EUR 504 million),

➢	changes in Group structure (-EUR 1 million), out of which -EUR 318 million from withdrawals from consolidation (mainly Aguas Andinas[3] -EUR 72 million, Sita Canada -EUR 47 million, as well as SES assets -EUR 112 million) and +EUR 317 million from companies consolidated for the first time, principally in Italy (ALP Energie Italia +EUR 119 million) and in Spain (Agbar +EUR 76 million),

➢	exchange rate fluctuations (+EUR 42 million), including +EUR 92 million for the Brazilian real and -EUR 91 million for the U.S. dollar.

[1].	See page 5 for a breakdown of organic revenue growth on a comparable basis.
[2].	Revenue trend comparison based on proforma IFRS revenue figures for 2004. The reconciliation to reported revenue figures at September 30, 2004 is shown on page 5.
[3].	Aguas Andinas is accounted for under the proportional method (60%) since October 1, 2004.

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REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	Sept. 30, 2005 reported IFRS	Sept. 30, 2004 IFRS(1)	Gross change	Organic growth (2)
SUEZ Energy Europe(3)	10,045.9	9,134.0	10.0%	4.1%
SUEZ Energy International3)	4,261.7	3,690.1	15.5%	13.8%
SUEZ Energy Services	7,415.8	6,969.2	6.4%	6.4%
SUEZ Environment	8,006.4	7,736.0	3.5%	4.0%

TOTAL GROUP	29,729.8	27,529.2	8.0%	6.0%

(1)	See page 6 for the 2004 reported revenues restated under the IFRS format.
(2)	See page 5 for a breakdown of growth on a comparable basis.
(3)	Sales from the electricity and natural gas sectors (i.e. SUEZ Energy Europe and SUEZ Energy International) total EUR 14,307.6 million, for organic growth of +6.8%.

•	SUEZ ENERGY EUROPE

(in EUR millions)	Sept. 30, 2005 reported	Sept. 30, 2004 IFRS	Gross change	Organic growth
SUEZ Energy Europe	10,045.9	9,134.0	10.0%	4.1%

SUEZ Energy Europe business activities grew +10% by the end of September 2005. On a comparable basis, and excluding the natural gas price effect (+EUR 360 million), revenues progressed by +EUR 392 million, for an organic growth of +4.1% due in particular to wholesale electricity sales and to price increases tied to higher fuel prices and, at Distrigas, to increased sales volumes.

-	Electricity

In terms of organic growth, electricity sales increased by +EUR 445 million, or +8.0%. At September 30, 2005, electricity sales were 106.6 TWh, of which 48.4 TWh in Belgium (down by 3.3 TWh), 34.3 TWh outside Belgium (up by 1.9 TWh), and 23.9 TWh from the European wholesale market (an increase of 5.3 TWh).

•	In Belgium, total revenues decreased (-3.6%). The impact of the complete deregulation of the Flanders electricity market (and, to a lesser extent, the impact of partial deregulation in Brussels and Wallonia since July 1, 2004) was almost entirely offset by rate increases, mainly due to higher fuel prices.

•	In the Netherlands, electricity sales in volume terms increased by +5.2% in an environment of generalized price increases.

•	In the rest of Europe, under the combined impact of newly signed industrial contracts (Berlin, Ford, Citiworks, etc.), the startup of the Torrevaldaglia (Italy) plant in March 2005 and higher prices, sales in France, Germany, and Italy recorded organic increases of +29%, +22% and +19% respectively.

•	Wholesale sales achieved within the framework of the optimization, at the European level, of Electrabel production facilities and contracts portfolio amounted to EUR 1,039 million at September 30, 2005, to be compared with EUR 698 million[4] at September 30, 2004 (23.9 TWh at September 30, 2005 compared with 18.6 TWh for September 30, 2004).

[4].	Under IFRS format.

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-	Natural gas

•	Organic growth in non-Group sales by Distrigas increased +12.7% (+EUR 149 million) thanks to commercial dynamism in France where 79 industrial sites are now being supplied (versus 22 in 2004), and to increased sales of LNG cargoes. Non-Group natural gas sales in Belgium and Luxemburg were stable.

•	Electrabel natural gas sales outside the Group declined (-13.2%, or -EUR 171 million), mainly due to reduced sales on a wholesale basis and hedging operations linked to gas positions (-EUR 122 million) and to a lesser extent to partial deregulation in Wallonia (from July 1, 2004)

-	Other Activities

Other activities, which mainly comprise invoicing of services and sales of steam and fuels were down -EUR 48 million (-3.3%) notably due to re-invoicing of punctual charges in 2004.

•	SUEZ ENERGY INTERNATIONAL

(in EUR millions)	Sept. 30, 2005 reported	Sept. 30, 2004 IFRS	Gross change	Organic growth
SUEZ Energy International	4,261.7	3,690.1	15.5%	13.8%

Revenues at SUEZ Energy International advanced by +13.8% (or +EUR 517 million) on a comparable structural, exchange rate and natural gas price basis.

This organic growth was particularly noticeable in the United States (increased commercial activity).

More specifically, this revenue growth was due to:

-	North America (+EUR 386 million) mainly with the commercial success of SERNA (SUEZ Energy Resources North America), via direct energy sales to industrial and commercial customers (+EUR 327 million) and the impact of the startup of the Wise and Hot Springs power plants in July 2004 and February 2005 respectively (+EUR 43 million).

-	Asia/Middle East (+EUR 78 million) with the February 2004 startup of the Baymina power station (770 MW) in Turkey (+EUR 30 million), as well as increased sales of natural gas to South Korea (+EUR 22 million).

-	Latin America (+EUR 79 million), particularly in Brazil where sales increased by +EUR 38 million, due mainly to the progressive replacement of initial contractual volumes by new bi-lateral contracts with distributors and industrial customers. Chile, Peru and Argentina continue to enjoy a favorable environment, both in terms of volumes and prices.

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•	SUEZ ENERGY SERVICES

(in EUR millions)	Sept. 30, 2005 reported	Sept. 30, 2004 IFRS	Gross change	Organic growth
SUEZ Energy Services	7,415.8	6,969.2	6.4%	6.4%

Organic growth of SUEZ Energy Services was +EUR 441 million (+6.4%).

This growth was particularly well-sustained for installation and maintenance activities in France (+10.1%) and in the Netherlands (+8.6%). In Italy, revenues grew by +EUR 50 million.

For Ineo, growth was sustained mainly by the ORMMA contract with the French Defense Ministry, and satisfactory revenue progression with service sector customers.

Service activities in France (Elyo) recorded organic growth of +5.5% mainly as a result of commercial developments and related work and, more marginally, by the impact of rate adjustments (renegotiated or increased fuel oil prices) and rigorous weather conditions.

Conversely, engineering activities recorded a 4.9% revenue drop due to the completion of some turnkey projects, such as Sines in Portugal.

•	SUEZ ENVIRONMENT

(in EUR millions)	Sept. 30, 2005 reported	Sept. 30, 2004 IFRS	Gross change	Organic growth
SUEZ ENVIRONMENT	8,006.4	7,736.0	3.5%	4.0%
Water Europe	2,521.9	2,317.6	8.8%	4.5%
Waste Services Europe	3,394.3	3,380.6	0.4%	1.0%
Degrémont	621.8	574.7	8.2%	7.5%
International	1,468.4	1,463.1	0.4%	9.5%

SUEZ Environment generated EUR 8.0 billion in revenues at September 30, 2005, versus EUR 7.7 billion at September 30, 2004.

Organic growth came to +4%, or +EUR 306 million.

-	Water Europe activities recorded an increase of +4.5% (+EUR 103 million), mainly due to Agbar in Spain and to activities in France (+EUR 38 million, or +3.2%) with signings of new waste water contracts and sustained renewed service contracts.

-	Waste Services Europe is progressing in the U.K. (+EUR 19 million or +3.6%) and in France (+EUR 31 million or +1.9%) thanks in particular to the startup of new incinerators and to better economic environment. Waste Services in Germany continued their recovery due to the startup of new treatment and sorting facilities.

-	Degrémont benefited from progress with new contracts in South America and Jordan, increasing organic growth at September 30, 2005 to EUR 43 million or +7.5%.

-	International activities recorded positive organic growth (+EUR 127 million, or +9.5%) in water and waste services following the rate renegotiation in Chile[5] (+10.5%), the price rise and increase in volumes for the landfill storage in Australia (+8.7%) and new contracts signed in the Water sector in China (+21.1%).

[5]	Since October 1, 2004, Aguas Andinas is consolidated at 60% by the proportional method.

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REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

The majority of Group revenues (89%) was generated in Europe and North America, with 79% from the European continent alone.

The revenue breakdown by geographic zone is as follows:

(in EUR millions)	Sept. 30, 2005	% contribution	Sept. 30, 2004	% contribution	Change 2005/2004
France	6,888.1	23.2%	6,152.5	22.3%	12.0%
Belgium	7,794.0	26.2%	8,186.9	29.7%	-4.8%
Subtotal, France-Belgium	14,682.1	49.4%	14,339.4	52.1%	2.4%
Other European Union	7,820.5	26.3%	6,591.0	23.9%	18.7%
Other European countries	858.4	2.9%	811.6	2.9%	5.8%
Subtotal Europe	23,361.0	78.6%	21,741.9	79.0%	7.4%
North America	2,980.7	10.0%	2,660.6	9.7%	12.0%
Subtotal Europe and North America	26,341.7	88.6%	24,402.5	88.6%	7.9%
South America	1,535.3	5.2%	1,365.0	5.0%	12.5%
Asia, Middle East and Oceania	1,450.4	4.9%	1,346.2	4.9%	7.7%
Africa	402.3	1.4%	415.5	1.5%	-3.2%

TOTAL	29,729.8	100.0%	27,529.2	100.0%	8.0%

In 2004, wholesale sales were exclusively recorded within the Belgium zone and totaled EUR 839 million. In 2005, this activity amounted to EUR 1,057 million and was split between France, Belgium and Other European countries respectively for EUR 200 million, EUR 357 million and EUR 500 million.

BREAKDOWN 0F ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis was as follows:

(in EUR millions)	Sept. 30, 2005 IFRS	Sept. 30, 2004 IFRS	Organic growth
Revenues	29,729.8	27,529.2
Changes in Group structure(1)	- 316.8	- 317.7
Exchange rate fluctuations		41.6
Natural gas price variations		504.2

Comparable	29,413.0	27,757.3	6.0%

(1)	Respectively, 2005 revenues from companies consolidated for the first time, and 2004 revenues from deconsolidated companies.

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SEPTEMBER 2004 REPORTED REVENUES RESTATED UNDER THE IFRS FORMAT

(in EUR millions)	Sept. 30, 2004 reported	Netting of trading sales(a)	Collections for 3rd parties(b)	Other adjustments	Sept. 30, 2004 IFRS
SUEZ Energy Europe	9,896.8	(737.9)		(24.9)	9,134.0
SUEZ Energy International	4,036.6	(254.2)		(92.3)	3,690.1
SUEZ Energy Services	6,968.2			1.0	6,969.2
SUEZ Environment	8,482.2	(8.3)	(733.5)	(4.4)	7,736.0

TOTAL GROUP	29,383.7	(1,000.4)	(733.5)	(120.6)	27,529.2

(a)	Netting of trading sales: in financial statements prepared under French accounting standards, the contribution of trading activities of an operational nature tied to assets and to optimizing the production base, the fuel contract portfolio or energy sales is presented as a total amount in “Revenues” and in “Purchases and changes in inventory.” Pursuant to IAS 18 “Income from ordinary activities,” the results produced in connection with certain of these operations are reported as net amounts in “Revenues” when the sales contracts in question can be settled through offsetting purchases or when the sales contracts are part of swap strategies.
(b)	Collections for 3rd parties: proceeds received on behalf of third parties in the Environment sector, presented under “Revenues” and under a separate entry for “Operating expenses” are, according to the same principle, now presented as a net amount.

These adjustments have no impact on Group margins. Related volumes sales having also been adjusted.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of ¤40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:		Financial analysts’ contacts:
Catherine Guillon:	+331 4006 6715	Arnaud Erbin:	+331 4006 6489
Caroline Lambrinidis:	+331 4006 6654	Eléonore de Larboust:	+331 4006 1753
Antoine Lenoir:	+331 4006 6650

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary